INFORMATION STATEMENT

TECHNICAL INFORMATION REGARDING THE ISLAND GOLD DISTRICT

August 7, 2025

ISLAND GOLD DISTRICT
Summary
The Island Gold District comprises the adjacent Island Gold and Magino mines, two long-life operations with large Mineral Reserve and Resource bases and significant exploration upside. Island Gold is an underground mine and one of Canada’s highest-grade and lowest-cost gold mines. Magino is an open pit mining operation located within 300 metres of the Island Gold deposit. Alamos Gold Inc. (“Alamos” or the “Company”) acquired the Island Gold Mine through its 2017 acquisition of Richmont Mines Ltd. (“Richmont”) and the Magino Mine through its 2024 acquisition of Argonaut Gold Inc. (“Argonaut”) and its wholly owned subsidiary, Prodigy Gold Inc. (“Prodigy”). Together with the Island Gold Mine, the Magino Mine forms the Company’s “Island Gold District”.
Property Description, Location and Access
The Island Gold District is located near the town of Dubreuilville, Ontario, 83 kilometres northeast of Wawa in Northern Ontario. Access to the Island Gold Mine is via an all-weather road from Highway 519, situated just west of the town of Dubreuilville, approximately 35 km east of the junction between Highways 17 and 519.
The Company owns or holds 100% of the mineral rights to all the Mineral Resource and Mineral Reserve related claims at the Island Gold and the Magino Mines. It also holds 100% of the title and/or interest to the Island Gold Mine and its surrounding project lands (collectively, the “Island Gold Property”) and full title and/or interest to the Magino Mine and its surrounding project lands (collectively, the “Magino Property”).
The Island Gold Property is divided into eleven property areas, namely: Argonaut, Edwards, Ego, Goudreau, Goudreau Lake, Island Gold, Kremzar, Lochalsh, Salo, Trillium, and Manitou, consisting of patented fee simple and/or patented leasehold mining rights and surface rights claims, mining licenses of occupation and unpatented cell claims covering approximately 54,186 hectares, with the exception of:
(i)Part of one mining lease, for which it holds 100% below 100 m, on the Lochalsh property;
(ii)Six patented fee simple claims, for which it owns 100% below 400 m, and part of one patented fee simple claim for which it owns 100% below 100 m, both situated on the Goudreau property;
(iii)Four patented fee simple claims, for which it owns 100% below 400 m, situated within the Kremzar property; and
(iv)Three patented fee simple claims, for which it owns 100% below 400 m, on the Argonaut property.

The Magino Property is also divided into eleven (11) property areas, namely: Aguonie, Dog Lake, Doherty, Highland South, Magino Mine, Magino – Goudreau, Magino – Kremzar, Mountain Lake, Murphy, Rand2 and Selkirk Lake, consisting of patented fee simple and/or patented Crown leasehold mining rights and surface rights claims, and unpatented cell claims covering approximately 4,735 hectares, with approximately 2,219 hectares supporting the Magino Mine area.

The Island Gold Property and the Magino Property are subject to different obligations and royalties. Based on the currently defined Mineral Reserves and Mineral Resources, the only royalties to apply are:
1 | Alamos Gold Inc.

Island Gold Property:
(i)The Lochalsh property is subject to a 3% NSR payable to Osisko Gold Royalties Ltd. (“Osisko”). The Island Main and Lochalsh zones, as well as a part of the Island Gold Mineral Resources below the 400 m level, are located on this property;
(ii)The Goudreau Lake property is subject to a 2% NSR royalty payable to Osisko as to a 69% interest and to Franco-Nevada Corporation as to a 31% interest; and
(iii)The Goudreau property is subject to a 2% NSR payable to Osisko.

In the fourth quarter of 2021, the Company acquired and canceled a net profit interest (“NPI”) royalty payable on production from certain claims at the Island Gold Mine for consideration of $15.7 million. Since acquiring the asset in 2017, the Company has acquired both an NPI and an NSR royalty on Island Gold that have significantly enhanced the long-term value of the operation.
Magino Property:
(i) 3% Net Smelter Returns (“NSR”) royalty in favour of Franco-Nevada Canada Holdings Corp.; and
(ii)0.84% NSR royalty in favour of certain Indigenous partners, as defined and identified under specific agreements entered with these partners.
Additionally, two (2) further royalties, a 2% NSR and a 3% NSR, both in favour of Osisko, apply only to a small portion of the deposit. There also exists a 10% Net Profits royalty, which, based on current plans, is not expected to be payable.

The Company controls sufficient surface rights to cover the sites required for all project buildings and fixed installations for the life of mine. The Company believes it has all the necessary surface rights to dispose of waste rock and tailings on additional areas of the Island Gold and the Magino properties. The Company’s land ownership and interest in its lands and mineral tenures are either registered or recorded with the Government of Ontario. All permits and obligations required to operate the Island Gold and Magino Mines are currently in place.
The surface rights possessed by the Company, along with the availability of sources of power, water, mining personnel, potential tailings storage areas, and potential waste disposal areas, are all expected to be sufficient for planned mining operations. Electricity is provided by both a private company through a transmission line connected to the provincial grid and compressed natural gas powered turbines.
The Island Gold District is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average daytime temperature is 2°C, ranging from -41°C to 31°C throughout the year. Annual precipitation is normally 669 mm of rain and 278 mm as snow. Winter winds are from the northwest and north, and during the summer south-westerly to westerly winds prevail. Given this climate, exploration, and mining development activities can be carried out anytime throughout the year.

The Island Gold District is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps, and mixed forests of broadleafs and conifers. The property relief is low, from a high point of 488 m above sea level near the Miller and Maskinonge Lakes to a topographic low point of 381 m above sea level near Goudreau Creek. The Island Gold Mine area has been partially logged.
2 | Alamos Gold Inc.

History
Island Gold Mine
The Goudreau - Lochalsh Gold Camp area has been the subject of interest dating back to the early 1900s and has attracted prospectors and mining companies in search of iron ore, gold, and base metal deposits. The Wawa - Michipicoten area has been recognized for its long history of iron exploration, which has resulted in the development and production of several iron ore mining operations.

Gold exploration followed shortly thereafter, resulting in several gold discoveries which were subsequently developed and brought into commercial production in the area, which would later become the Island Gold Property. A detailed summary of the work history is available on SEDAR+ in the 2025 Base Case Island Gold District NI 43-101 Technical Report, issued August 6, 2025 (the “Island Gold District Technical Report”).

In 1983, Canamax Resources Inc. (“Canamax”) and a private company formed a joint venture to evaluate the mineral potential of the private company’s 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax, about two km south of the Kremzar deposit, intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”).

Canamax developed and operated the Kremzar mine and mill. From 1988 to 1990, production from the Kremzar mine was 306,000 tonnes, grading 4.80 g/t Au. During this period, a total of 96,143 m of core drilling was completed on various parts of the Canamax Property.

In 1989 and 1990, underground access was established into the Island Gold deposit with an adit from the north shore of Goudreau Lake. A 4,167 tonne bulk sample was extracted and processed at the Kremzar Mill.

At the end of 1990, Canamax suspended all operations at both the Kremzar and Island Gold Projects.

Patricia Mining Corp. (“Patricia”) acquired the project in 1996 and undertook diamond drilling and underground exploration between 1996 and 2004. Richmont acquired 100% ownership of the Island Gold Property through a combination of an earn-in arrangement with Patricia between 2003 and 2005, the purchase of a private company’s interest in 2006, the acquisition of Patricia in 2008, and the acquisition of the remaining 31% on four patented mining claims in 2014.
In October 2007, Island Gold began commercial production, with ore being processed in the existing Kremzar mill.
On May 9, 2012, Richmont acquired Red Pine Exploration’s remaining 25% interest in the Edwards property, bringing Richmont’s ownership to 100%, and on June 13, 2012, Richmont acquired the Salo property, which includes three claims located to the east of the Island Gold Mine.
In 2017, Richmont closed an agreement with Argonaut Gold Inc. (“Argonaut”), whereby Richmont acquired three claims in their entirety, and the mining rights below 400 m on three additional Argonaut claims, on the adjacent Magino property. Argonaut received one claim in its entirety and surface and mining rights down to a depth of 400 m on six claims. Argonaut also received surface rights on two claims down to a depth of 100 m. As part of the transaction, Richmont received CAD$2.0 million in cash from Argonaut on closing.
3 | Alamos Gold Inc.

In November 2017, Alamos acquired Richmont and the Island Gold Mine, and on August 1, 2018, Richmont was amalgamated into Alamos Gold.
On December 17, 2020, Alamos announced the acquisition of Trillium Mining Corp. (“Trillium”) for cash consideration of CAD$25M. The acquisition of Trillium’s tenures, consisting of owned and optioned patented fee simple and/or patented leasehold mining rights and surface rights claims, and held unpatented cell claims, covers approximately 5,738 hectares, and significantly expanded Alamos’ land tenure interest around the Island Gold Mine to a total of approximately 15,524 hectares. The expanded land tenure provides significant exploration potential in proximity to the high-grade Mineral Resources and Reserves of the Island Gold deposit, and regionally.
On March 24, 2023, Alamos announced that it had acquired all of the issued and outstanding shares of Manitou Gold Inc. (“Manitou”) by way of a court-approved plan of arrangement. This acquisition increased Alamos’ regional land package around Island Gold with the addition of the Manitou Goudreau Property. This included 40,000 hectares adjacent to and along strike from the Island Gold Mine, adding significant exploration potential across the relatively under explored Michipicoten Greenstone Belt (“MGB”). This increased Alamos’ land package around the Island Gold deposit to 55,277 ha. Alamos has developed a systematic district-scale targeting and exploration approach for the area surrounding the Island Gold Mine. This approach can now be applied to the larger consolidated land package to rapidly generate and test new exploration targets.

Magino Mine
The discovery of iron ore deposits around the turn of the 20th century in the Michipicoten area southwest of Wawa led to prospecting for other minerals. Gold was discovered in 1918 near Goudreau. Prospecting and mining have been semi continuous since then, being particularly active from the mid-1920s to the beginning of World War II. Gold production from the area was sporadic. Various companies owned, operated, and explored the Magino mine from 1917 to today. The most significant in terms of production was Muscocho which operated a small underground mine from 1986 to 1992, during which 768,678 tonnes were mined averaging around 4.3 g/t Au.

The area around Dubreuilville, Goudreau, and Lochalsh has been prospected and mined for many years. In the early 1900s, the discovery of iron mineralized rock in the Michipicoten area southwest of Wawa led to a search for similar deposits along the iron ranges further north.

Gold was discovered in 1918 near Goudreau, with prospecting and mining continuing since then. Records show that gold production in the Goudreau area was somewhat sporadic. When gold was discovered on the property on what is now patent hold claim 2050, McCarthy-Webb Goudreau Mines, Limited (“McCarthy-Webb Goudreau Mines”) was formed in 1925 to develop the claim group.

Between 1925 and 1933, McCarthy-Webb Goudreau Mines excavated test pits and trenches on the Magino property. In 1935, Algoma Summit started underground development and production of gold continued through to 1938.

Towards the end of 1938, control of the property passed to a newly formed company called Magino Gold Mines Limited, which commenced a detailed underground exploration program. The mine was closed in 1942. The Magino property lay dormant until 1972 when exploration was again initiated.

On September 25, 1981, McNellen Resources Inc. (“McNellen”), formerly Rico Copper Inc., entered into a joint venture with Cavendish Investing, Limited (“Cavendish”); under the terms of the agreement, Cavendish could earn an
4 | Alamos Gold Inc.

undivided 50% interest in the property and project management control by expending C$900,000 on the property (Koskitalo, 1983), which they did.

On November 1, 1985, an agreement was reached between Cavendish and Muscocho Explorations Limited (“Muscocho”). At the time, Cavendish and McNellen each owned a 50% interest in the property. Underground development began in 1986 under Project ownership of McNellen and Muscocho, with production beginning in 1988. Mining continued from 1988 to 1992, during which 768,678 tonnes were processed at a recovered grade of 0.137 oz/t gold (4.3 g/t), producing 105,543 oz of gold. The mine closed in mid-1992 due to high operating costs, and the underground workings were allowed to flood. The total historic production from the Magino property was 803,135 tonnes of ore, yielding 114,319 troy ounces (oz.) of gold.

In 1996, three companies – Muscocho, McNellen, and Flanagan McAdam Resources Inc. (“Flanagan”) – combined to form Golden Goose Resources (“GGR”), which emerged with a 100% interest in the property. Exploration was re-initiated in 2000 by GGR until 2010.

On August 31, 2010, Kodiak Exploration Limited (“Kodiak”) and GGR announced a definitive merger agreement and plan of arrangement dated August 30, 2010, whereby Kodiak would acquire all of the issued and outstanding shares of GGR. The arrangement effectively combined the assets of both companies on a consolidated basis, with GGR becoming a wholly-owned subsidiary of Kodiak.

On January 4, 2011, Prodigy announced that it was the named unification of Kodiak and GGR.

On February 9, 2011, Prodigy signed an option agreement with MPH Resources, allowing Prodigy to earn up to a 100% interest in the 128 ha Gould Gold Property adjacent to the Property. In 2012, Prodigy earned 100% interest in the property.

On December 11, 2012, an agreement was completed that made Prodigy a wholly-owned subsidiary of Argonaut. Argonaut continued to advance the project with Preliminary Feasibility Studies issued in 2014 and 2017 and a Feasibility Study completed during December 2017. Additional studies were conducted during 2018, 2019, and 2020. Argonaut decided to develop the Magino Project in November 2020, and construction activity commenced in the first quarter of 2021.

On July 12, 2024, all Argonaut's issued, and outstanding common shares were acquired by Alamos through a plan of arrangement, where Argonaut became a wholly owned subsidiary of Alamos. Alamos amalgamated with Argonaut on January 1, 2025, with the resulting amalgamated company continuing under the name Alamos Gold Inc.

Geological Setting, Mineralization, and Deposit Types
The Island Gold District is located in the MGB, which is part of the Wawa Subprovince within the Archaean Superior Province. The MGB is approximately 140 km long and up to 45 km wide. The metamorphic grade of the subprovince is greenschist but amphibolite facies can be seen locally or proximal to intrusions. A major regional deformation zone called the Goudreau Lake Deformation Zone (“GLDZ”) is situated throughout the area. It is a north-easterly trending structure that has been traced along strike for 30 km with a width of 4.5 km and is believed to be the main control of gold mineralization for the Project area. It is a high-angle oblique-slip fault zone with an overall dextral movement cutting stratigraphy at a shallow angle. There are three main splays to the GLDZ in the area, the southernmost of which hosts the Island Gold Mine structure, which contains a stacked sequence of east-northeast striking, steeply dipping, and subparallel zones of gold mineralization, and the Webb Lake Intrusion, host of the Magino Gold Deposit.
5 | Alamos Gold Inc.

Lithologies appear to form a conformable homoclinal volcano-stratigraphic sequence, facing and younging to the north in the project area. Tight to isoclinal folds and local attenuation or boudinage of units along fold limbs appear to occur regionally. Fold axes are subparallel to the regional foliation at N070°E to N095°E.
The Island Gold District is stratigraphically positioned in the upper portion of the Wawa Assemblage on the northern limb of the Goudreau Anticline. This assemblage is mostly composed of felsic volcanic rocks of various facies of tuffs and lavas.
In the Island Gold deposit, Quartz veins commonly bear visible gold in the form of aggregates, disseminated fine grains, or along chlorite-sericite slickensides within the veins. The degree of veining appears to change at depth, transitioning from a stringer style quartz-carbonate vein on scales between mm to larger-scale veins which can be over 4 m in width.
The Island Gold deposit is composed of multiple, stacked, south-dipping lenses. The mineralized corridor expands from 50 m wide in the upper levels to over 150 m wide at depth. The zone’s dip varies from sub-vertical to vertical from -50° to -90° south. Locally, north dip reversals occur but are not common. Rare instances of offset or folding have been seen. Around the 400 m levels, there is a shallow dipping southern inflection of the mineralized zones. It is not yet clear if this inflection is related to a fault, a shear zone, or a fold. This inflection point is the division of what is locally referred to as the Upper Island Gold Mine and the Lower Island Gold Mine.
The Island Gold Mine is an Archean orogenic lode gold deposit. It is a structurally hosted quartz-carbonate vein system situated within the GLDZ, a major regional brittle-ductile structure. The host terrane is a sequence of felsic to intermediate volcanic rocks of the Wawa Assemblage, which are in the greenschist metamorphic range as is common for this type of deposit. High strain zones associated with the GLDZ have the tendency to develop at variable scales along lithologic unit contacts where complex geology and related competency contrasts can control stress patterns and facilitate shearing and the consequent development of dilatancy zones and concomitant quartz-carbonate vein formation. It is generally accepted that these Archean orogenic lode gold deposits are related to compressional and transpressional tectonics and the associated metamorphic dewatering and devolatilization of magma processes from which the gold-bearing fluids are derived.
The Magino deposit is an Archean intrusion-related gold deposit, with a later orogenic overprint. Gold mineralization at the Magino mine is primarily hosted by the Webb Lake Stock, which intrudes mafic volcanic rocks. The Webb Lake Stock is a felsic intrusion that has been interpreted as being a trondhjemite but is referred to as a granodiorite in mine terminology and therein. The Webb Lake Stock is east northeast-striking and has a steep northerly dip. The granodiorite contains 5 to 10% veins of quartz. The veins generally parallel the orientation of the Webb Lake Stock.

Exploration
Island Gold Mine
Patricia acquired the project in 1996 and completed 16,862 m of diamond drilling in 49 holes on the Island Gold deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia, after driving a 1,280 m ramp, started an underground exploration program with a total of 125 m of exploration drifts, 53 m of ore sill, and 8,137 m of drilling being completed.
In 2005, Richmont completed 2,111 m of underground development and 7,903 m of delineation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.
6 | Alamos Gold Inc.

In 2006, Richmont continued the exploration program. A total of 28,149 m of underground diamond drilling was performed on the Island Zone, and 10,602 m of drilling was completed from the surface on the Lochalsh and Goudreau Zones.
Between 2010 and 2012, drilling below the 400 m level was done from surface and from underground and demonstrated the mine’s Mineral Resource potential at depth (Island Gold Deep program). More specifically, the drilling resulted in a first Mineral Resource estimation for the C Zone at depth in January 2013.
Since 2013, exploration drilling has continued, from underground and from surface, with results shown in the continuous annual increase of the Mineral Reserve and Resource base.
In 2018 and 2019, the Company also expanded its focus on regional exploration over its then 9,511 hectare land position. This work included the establishment of a comprehensive exploration database, relogging of drill core on a section-by-section basis, and a property scale 2,170 line km (100 m line spacing) high-resolution airborne gravity gradiometric and magnetic survey (AGG HeliFALCON®).

In 2020, a geological model was completed for the Island Gold deposit, identifying primary controls on gold mineralization that is being used to continue to guide further exploration on the Island Gold Property.

A pipeline of regional exploration targets has been established which were the focus of regional exploration activities in 2021, including a high-resolution drone (UAV) magnetic survey, a fixed-wing LIDAR survey, gold grain-in-till, and geochemical sampling, and geological mapping over large portions of the expanded 15,524 hectare property.

In 2022, regional exploration focused on advancing early-stage targets throughout the property, including 9,707 m of diamond drilling, a 91 hole basal till/top of bedrock RC drill program, outcrop stripping and channel sampling, and targeted geological mapping and prospecting.

Underground drilling was completed from existing drill bays, providing improved access and allowing for more optimal drilling orientations to define and expand the growing number of sub-parallel and high-angle mineralized zones within the hanging wall and footwall. Initial Mineral Reserves and Resources have been declared and/or increased across a number of these recently defined and expanding zones which have become significant contributors to the overall growth of the deposit.

These zones and other targets within the hanging wall and footwall represent significant opportunities for further growth. There are nearly 2,000 previous drill hole intersections above 3 g/t Au outside of existing Mineral Reserves and Resources in the hanging wall and footwall, highlighting the opportunity for further near-mine, high-grade additions, as ongoing drilling further defines these areas.

The 2023 regional surface exploration drilling program was successful in identifying high-grade gold mineralization at the Pine-Breccia and the 88-60 targets, located 4 km and 7 km, respectively, from the Island Gold Mine highlighting the significant regional potential across the 55,300 hectare Island Gold Property.

The regional exploration program also tested targets at Pine-Breccia, the Island Gold North Shear, and at the past-producing Cline and Edwards Mines. High-grade gold mineralization was intersected at both the Island Gold North Shear Target, and at Cline and Edwards, which is being followed up on in 2025.

7 | Alamos Gold Inc.

The North Shear is located within 2 km of the Magino mill and adjacent to the Island Gold deposit with the existing Island Gold ramp running through the target. The ramp system could be leveraged to test and ultimately develop the North Shear as a longer-term potential source of additional mill feed within the expanded Magino mill complex. Additional modelling, interpretation and drilling are planned to evaluate the North Shear for underground bulk mining potential.

As announced on June 23, 2025, Mineral Reserves at Island Gold underground increased 138% to 4.1 million ounces with grades increasing 5% to 10.85 g/t Au (11.8 mt) driven by Mineral Resource conversion. This marked the 12th consecutive year of Mineral Reserve growth. An updated classification methodology was adopted based on definition drilling, extensive historical and current production data, reconciliation, and underground mapping, which demonstrates that Indicated Mineral Resource continuity can be reliably established with an average drill spacing of 40 metres, versus 25 metres previously. This contributed to the conversion of a portion of the large Inferred Mineral Resource to Measured & Indicated Mineral Resources, which was subsequently converted to Mineral Reserves.

Reflecting the conversion to Mineral Reserves, Inferred Mineral Resources decreased 64% to 1.3 million ounces with grades increasing 16% to 16.88 g/t Au (2.4 mt). Consistent with the increase in Mineral Reserve grades, a key driver of the increase in Mineral Resource grades has been significantly higher-grade additions in the lower portions of Island East and Island Main. With the deposit open laterally and at depth, and some of the best intercepts ever drilled at Island Gold located within the lower portion of Island East, there is excellent potential for further growth in Mineral Reserves and Resources. The discovery cost of the high-grade Mineral Resource additions averaged an attractive $13 per ounce in 2024, and $13 per ounce over the past five years.

Magino Mine
The following outlines the historical work summary for the Magino Property as summarized in the Island Gold District Technical Report. A summary of drilling campaigns is provided in Drilling section below.
In the fall of 1917, D. J. McCarthy and W. J. Webb of Sault Ste. Marie, Ontario staked the current patented claims for pyrite after Rand Consolidated and Nichols Chemical Company started their operations in the district. Gold was discovered on the property on what is now claim SSM 2050.
Between 1918 and 1924, McCarthy-Webb and Goudreau Mines, Ltd., developed the claim grouping sinking of two shallow shafts and conducting 335 m of surface diamond drilling.
From 1925 to 1933 McCarthy-Webb and Goudreau Mines, Ltd., conducted test pits, trenching and constructed a 25 t/d mill. Consolidated Mining and Smelting Company drilled 5 surface diamond drill holes.
In 1934, McCarthy-Webb and Goudreau Mines, Ltd. conducted test pits and trenching and 421 tons of ore was milled producing 144 oz gold, with a grade of 0.342 oz/ton.
Between 1935 to 1937, Algoma Summit Gold Mines conducted surface mining as well as the development of a 33° inclined shaft and underground development work. A 500 t/d mill was constructed, and underground diamond drilling was completed. A total of 47,785 tons were milled, producing 2,274 oz of gold with a grade of 0.048 oz/ton.
In 1938 and 1939, Algoma Summit Gold Mines developed the inclined shaft to 114 m and completed additional underground diamond drilling and underground drift development. In total, 68,421 tons were milled, producing 6,049 oz of gold with a grade of approximately 0.088 oz/ton.
8 | Alamos Gold Inc.

Toward the end of 1938, control of the property passed to a newly formed company called Magino Gold Mines Limited which commenced a detailed underground exploration program consisting of diamond drilling, mapping, sampling, and drifting to develop a proven ore reserve inventory. Between 1939 to 1942, Magino Gold Mines Limited conducted detailed underground exploration after which a decision was made to close the mine. A total of 309 oz of gold was recovered from the mill cleanup.
In 1972, C. McNellen conducted detailed underground exploration and completed 6 diamond drill holes totaling 611 m. New mineralized material intersections were discovered.
In 1981, McNellen completed exploration drilling of 16 diamond drill holes totaling 2,260 m testing the continuity of A, B, and E Zones.
In September 1981, McNellen entered into a joint venture with Cavendish. Under the terms of the agreement, Cavendish could earn an undivided 50% interest in the property.
In 1982, Cavendish conducted underground drilling of 42 diamond drill holes totaling 2,616 m, relogging of historic core, underground channel sampling, and surface core drilling of 38 diamond drill holes totaling 2,073 m resulting in increased delineation of gold resources. In 1984, 25 drill holes totaling 1,558 m were completed.
In November 1985, an agreement was reached between Cavendish and Muscocho. At the time, Cavendish and McNellen each owned a 50% interest in the property. A total of 38 drill holes totaling 5,672 m were completed in 1985.

Underground development began in 1986 under Project ownership of McNellen and Muscocho, with production beginning in 1988. Mining continued from 1988 to 1992, during which 768,678 t were processed at a recovered grade of 0.137 oz/t gold (4.3 g/t), producing 105,543 oz of gold. Between 1986 and 1991, 93,329 m of drilling was completed in 1,066 drill holes.

The mine closed in mid-1992 due to high operating costs, and the underground workings were allowed to flood.

In 1996, three companies – Muscocho, McNellen, and Flanagan – combined to form GGR, which emerged with a 100% interest in the property.
In 1997, GGR conducted surface drilling of 10 diamond drill holes totaling 2,088 m, a check sampling program, a surface geochem study, an IP survey of Webb Lake Stock, and stripping, mapping and channel sampling.
In 2000, GGR conducted surface diamond drilling of 19 diamond drill holes totaling 1,231 m.
In 2002 GGR conducted a surface diamond drilling program consisting of 17 diamond drill holes totaling 2,743 m.
In 2006, GGR conducted a surface diamond drilling program consisting of 18 diamond drill holes totaling 8,055 m. In 2007, 9,239 m of drilling was completed in 14 drill holes.
In 2009, GGR conducted a surface diamond drilling consisting of 8 diamond drill holes totaling 2,371 m.
On August 31, 2010, Kodiak and GGR announced a definitive merger agreement and plan of arrangement dated August 30, 2010, whereby Kodiak would acquire all of the issued and outstanding shares of GGR.
9 | Alamos Gold Inc.

In 2010, Kodiak conducted surface diamond drilling of 6 diamond drill holes totaling 1,635 m.
In 2011, Prodigy conducted surface diamond drilling consisting of 214 drill holes totaling 59,147 m.
In 2012, Prodigy conducted surface diamond drilling of 511 diamond drill holes totaling 127,518 m, and Prodigy earned 100% interest in the property.
On December 11, 2012, an agreement was completed that made Prodigy a wholly-owned subsidiary of Argonaut.
In 2013, Argonaut began sampling of old core, selecting metallurgical samples, and worked on pre-feasibility study (JDS). A total of 2,904 m of drilling was completed in 23 drill holes.
In 2014, Argonaut continued sampling of old core and reviewing historical underground data. A pre-feasibility study was filed in early January, reported by Argonaut in 2015.
In 2015, Argonaut conducted surface diamond drilling in 50 diamond drill holes totaling 11,288 m, remodeled the deposit, leased claims from Richmont, and updated the 2014 pre-feasibility study.
In 2016, Argonaut conducted surface RC drilling in 350 holes totaling 39,453 m, remodeled the deposit and updated the technical report.
Between 2017 and 2024, Argonaut completed 394 drill holes totaling 212,153 m.
Drilling
Island Gold Mine
Exploration, Definition, and Delineation drilling
In 2021, a total of 97,016 m of diamond drilling was completed in 469 holes. Drilling in 2021 included 17,143 m of surface directional exploration drilling, 10,597 m of surface regional exploration drilling, 9,458 m of underground directional drilling, 13,862 m of standard underground exploration drilling, 15,555 m of underground definition drilling, and 30,401 m of underground delineation drilling.

In 2022, a total of 94,548 m of diamond drilling was completed in 402 holes at Island Gold.

Drilling in 2022 included 30,163 m of surface directional exploration drilling in 31 holes, 19,976 m of standard underground exploration drilling in 89 holes, 9,865 m of underground definition drilling in 92 holes, and 24,837 m of underground delineation drilling in 180 holes. A total of 374 m of underground exploration drift development was also completed in 2022.

The focus of the 2021 and 2022 mine exploration drilling program was to continue to expand the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near mine Mineral Resources across the two-km long Island Gold Main Zone.

In addition, 9,707 m of surface regional exploration diamond drilling was completed in 14 holes and 1,428 m of reverse circulation drilling was completed in 91 holes. Both exploration drilling programs tested several targets across the then 15,524 hectares Island Gold Property.

10 | Alamos Gold Inc.

During 2023, 157 holes totaling 39,110 m were completed as part of the underground exploration program, and 155 holes totaling 31,636 m as part of the underground delineation drilling program. To support the underground program, a total of 404 m of underground exploration drift development was completed in 2023 on the 850, 945, and 1025 m levels. Additionally, 5,131 m of surface drilling was completed in three holes. The regional surface drilling program, focused on the Pine-Breccia and Cline Edwards Plowman targets, was completed in the third quarter of 2023 and included 42 holes over 8,432 m.

In 2024, a total of 185 holes totaling 50,416 m were completed as part of the underground exploration program. Additionally, 9,849 m of surface exploration drilling was completed in 11 holes. This drilling focused on evaluating targets across the strike extent of the main Island Gold deposit (E1E and C-Zones), as well as expanding newly defined zones in the hanging wall and footwall of Island Gold. In addition to the exploration budget, 36,686 m of underground delineation drilling was completed in 155 holes in 2024, which focused on the conversion of the large Mineral Resource base to Mineral Reserves.

A total of 10,330 m was completed in 2024 as part of the regional exploration program in 35 holes, at the North Shear, Pine-Breccia, and Cline Edwards Plowman targets.

Magino Mine
The initial drilling program at the Magino project commenced in 1972 when 6 diamond drill holes (611 m) were completed. Drilling commenced again in 1981 by McNellen/Muscocho from both surface and from underground, with 1,227 drill holes completed (107,529 m) during the period 1981-1991. Drilling recommenced in 1997 by GGR and predecessor companies over discontinuous drilling campaigns to present for a total of 587,964 diamond drilling meters in 2,867 holes. A summary of drilling campaigns by year is provided in the table below.

Alamos currently utilizes only post-2006 drilling and assay data for Mineral Resource and Mineral Reserve estimates, as compiled by Argonaut and predecessor companies. The Qualified Person responsible for Mineral Resource estimation was unable to verify drill hole assay information completed before 2006 and has excluded that data from being used to estimate Mineral Resources. Work is ongoing towards verification of these historic data for potential use in future Mineral Resource estimates. Grade control reverse circulation (RC) drilling information from 2021 to present is not utilized for the Mineral Resource estimate. Drill holes are typically towards the southeast (~160 azimuth), to drill perpendicular to the dominant northeast trend of mineralization and generally drilled at angles between 55 degrees and 75 degrees. The average drill hole spacing within the Mineral Reserve is 28 m, though in the upper parts, the phase 1 and phase 2 pushbacks, drill hole spacing is generally between 18 m and 22 m.

11 | Alamos Gold Inc.

Magino Drilling Campaigns - by Year

TOTAL Diamond Drilling
Year	Meters Drilled	No of Holes
1972	611	6
1981	2,260	16
1982	4,709	82
1984	1,558	25
1985	5,672	38
1986	13,085	82
1987	32,482	281
1988	23,463	222
1989	19,344	302
1990	4,626	166
1991	329	13
1997	2,088	10
2000	1,231	19
2002	2,743	17
2006	8,055	18
2007	9,239	14
2009	2,371	8
2010	1,635	6
2011	59,147	214
2012	127,518	511
2013	2,904	23
2015	11,288	50
2016	39,453	350
2017	3,305	13
2019	13,840	19
2020	41,835	53
2021	46,111	68
2022	49,575	68
2023	25,563	121
2024	31,924	52
TOTAL	587,964	2,867

12 | Alamos Gold Inc.

Sampling, Analysis, and Data Verification
Island Gold Mine
Alamos maintains an industry standard QA/QC program at the Island Gold Mine to ensure best practice in sampling and analysis.

Access to the Island Gold Mine is controlled by security personnel. Drill core is logged and sampled at the on-site core logging facility under the supervision of a professional geologist. Core is photographed and logged for RQD, lithology, mineralization and alteration prior to sampling. Sample lengths range from 0.3 to 1.0 m. Drill core logs and sample IDs are recorded in an acQuire database. Blanks and blind commercial standards are inserted at regular intervals to monitor laboratory performance.

All surface exploration drill core, along with approximately 20% of core drilled underground, is cut in half using an electric core saw with a diamond-tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties for shipment, while the other half is returned to the core box for future reference. The samples are packed in labeled, sealed rice bags, which are then placed in collapsible bulk containers. Outgoing shipments are photographed by Company personnel before being transported by AGAT Laboratories (“AGAT”) to their facility in Thunder Bay, Ontario.

Gold is analyzed by fire assay on a 50 gram split with an Atomic Absorption Spectroscopy (AAS) finish. Samples exceeding 10.0 g/t Au are re-analyzed using a gravimetric finish. AGAT is ISO/IEC 17025:2017 accredited for the preparation and analyses performed on the Island Gold samples.

The underground channel sampling method involves collecting horizontal, representative samples from the exposed ore zone, either from the drift face or adjacent walls. Samples, ranging from 0.3 to 1.0 meters in length and weighing between 0.5 and 2 kg, are chipped using a rock hammer. The sampler records the location and lithology of each channel sample. Blanks are inserted after any sample containing significant vein material, and a blind commercial standard is included for every 25 samples. Channel sample lithologies and assay results are imported into an acQuire database. Once collected, channel samples are placed in plastic sample bags, securely sealed with zip ties, and transported by Company personnel to the Wesdome Assay Laboratory (“Wesdome”) in Wawa, Ontario. Gold is analyzed by fire assay on a 30 gram split with a gravimetric finish. At the time of this statement, Wesdome was not an accredited laboratory.

Pulp duplicates from drill core and channel samples are sent to Actlabs (ISO/IEC 17025:2017 accredited) for independent third-party check analyses. Detailed QA/QC procedures are outlined in the Island Gold District Technical Report filed on SEDAR+ on August 6, 2025.

The acQuire databases, which store all drill core and channel sample logs, assays, and surveys, are securely maintained on the Company’s private network. Access is restricted to employees directly involved in the process, with security groups limiting each individual to only the necessary sections of the database. Access is granted exclusively by a supervisor in the Geology Department.

In 2015, Analytical Solutions Ltd. (“ASL”) audited the Island Gold Mine QA/QC program, which consists of inserting blanks and certified reference materials (CRMs) into sample batches submitted to the laboratories. Each laboratory maintains its own QA/QC program, which includes the insertion of internal blanks, standards and duplicates in every batch of assays. Additionally, some core and chip sample duplicates were collected in 2015 and sent for laboratory
13 | Alamos Gold Inc.

analysis as part of the QA/QC program. ASL concluded that the Island Gold assay quality control program met or exceeded industry standards, and gold assays from the 2015 drill campaign were deemed reliable for Mineral Resource estimation.

A subsequent audit of Island Gold Mine’s QA/QC procedures by ASL in 2019 reaffirmed that the assay quality control program met or exceeded industry standards, and that the gold assays continued to be considered reliable for the purpose of Mineral Resource estimation.

Magino Mine
Alamos maintains an industry standard QA/QC program at the Magino Mine to ensure best practice in sampling and analysis.

All Argonaut and Prodigy drill samples at the Magino Mine were collected at the drill rig by trained technicians or geologists. Since 2012, all Magino Mine diamond drill samples were sent to Actlabs in Thunder Bay, Ontario for gold analysis. The Corporation routinely utilizes industry standard QA-QC protocols that include the use of Certified Reference Material for pulp standard analysis and coarse blanks. QA-QC check assays were sent to AGAT Laboratories, also of Thunder Bay, Ontario. Both laboratories carry ISO 17025 Certificates issues by the Securities Counsel of Canada, (SCC), with specialization in mineral analysis. All samples were submitted for fire assay with additional gravimetric and metallic screen analysis triggered for assays >3g/t Au and >10g/t Au, respectively. A significant proportion of the samples that were analyzed by the primary laboratory were sent to a second accredited assay laboratory for comparative purposes.

For an in-depth breakdown of sampling, analysis, and data verification methods, see Sections 11-12 of the Island District Technical Report.

Mineral Processing and Metallurgical Testing
Island Gold Mine
The Island Gold Mine has been in production since October 2007. The metallurgy is well known, and overall metallurgical gold recoveries achieved have averaged approximately 96.5% over the past five years. Mineralogical and metallurgical characterization studies were performed in 2013 by the Unité de Recherche et de Service en Technologie Minérale (“URSTM”), a research unit affiliated to the Université du Québec Abitibi-Témiscamingue. One set of samples from four different drill cores was selected and shipped to URSTM. The average gold grade was determined for each core sample. The samples were thereafter combined in a composite that was sent for metallurgical test work. The composite was tested for mineral content using Inductively Coupled Plasma (“ICP”) chemical analysis, free gold evaluation, and response to cyanidation.
An ICP multi-scan was performed on the composite sample. The ICP was conducted by LabExpert. The results showed that the composite sample did not contain any elements in sufficient concentration to be problematic for gold cyanidation.
The composite sample was tested at the Cégep de l’Abitibi-Témiscamingue for the Bond Ball Work Index (“BWI”) determination. The BWI expresses the material’s resistance to ball milling. A high index value means the material is more difficult to grind. The BWI result was 12.6 kWh/t using the standard test procedure. A 12.6 kWh/t value is in the mid-range of most Canadian gold ores.
14 | Alamos Gold Inc.

Gold leaching of the composite sample was investigated at URSTM. The tests were performed at standard cyanidation conditions with grinds varying from 36 to 101 microns being tested. The leaching performance reached 99% for the finest grind (36 microns) and was slightly lower (down to 96.8%) for the coarsest grind. Cyanide consumption has been found to be low, and it is typical of this kind of non-problematic gold ore.
Magino Mine
Several campaigns of metallurgical testing have been completed at Magino from 2013 to present. A detailed review and analysis are presented in the Island Gold District Technical Report.

The main conclusions drawn from test work are that ore grade composites were readily amenable to whole ore milling cyanidation treatment and respond well to gravity concentration treatment as follows:
(i)Grind size of 80% passing 75 microns;
(ii)Gold recoveries ranged from 94.4% to 96.2% (94% approximately at a head grade of 1.3 g/t Au);
(iii)Cyanide and lime consumptions were low;
(iv)Gravity tailings were readily amenable to cyanidation; and
(v)Little metallurgical difference is seen between various ore zones, depths, or gold grades.
Mineral Resource and Mineral Reserve Estimation
Island Gold District Mineral Resources and Mineral Reserves as of December 31, 2024, are summarized below.
Summary of Island Gold District Mineral Resources – as of December 31, 2024

Category	Tonnes and Grade		Contained Gold
	Tonnes (kt)	Gold Grade (g/t)	(koz)
Island Gold - Underground Measured Indicated Sub-Total Measured + Indicated Inferred	470 2,640 3,110 2,449	14.66 9.75 10.49 16.88	222 827 1,049 1,329
Magino – Open Pit Measured Indicated Sub-Total Measured + Indicated Inferred	5,061 55,209 60,270 40,291	0.87 0.91 0.91 0.92	141 1,615 1,756 1,191
Total Island Gold District Measured Indicated Total Measured + Indicated Inferred	5,531 57,849 63,380 42,740	2.04 1.31 1.38 1.83	363 2,442 2,805 2,520
Notes:
•CIM definition standards for Mineral Resources and Mineral Reserves (2014) were used for reporting of Mineral Resources.
•Mineral Resources are estimated using a long-term gold price of US$1,800 per troy ounce. The exchange rate used was 1.00 C$ = 0.75 US$.
15 | Alamos Gold Inc.

•Island Gold underground assumptions include:
Underground Mineral Resources are estimated at an undiluted cut-off grade of 3.36 g/t gold and are constrained by potentially mineable zones of contiguous blocks.
Gold metallurgical recovery estimated as 97%.
A minimum mining width of 2.00 m was used for all zones.
A specific gravity value of 2.78 t/m3 was used for all zones.
•Magino open pit assumptions include:
Open pit Mineral Resources are estimated at a cut-off grade of 0.28 g/t gold and contained within a potentially economic open pit shell optimized on Measured, Indicated and Inferred material. Includes external dilution at 0.00 g/t gold for material external to the 0.18 g/t gold solid.
Gold metallurgical recovery estimated as 91.7%.
Contained gold ounces are in-situ and do not include mining losses or metallurgical recovery losses.
•Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
•Mineral Resources are exclusive of Mineral Reserves.
•Date of Mineral Resources is as of December 31st, 2024.
•The QP for the Island Gold underground Mineral Resource estimate is Mr. T. Poulin, P.Geo., Alamos Gold.
•The QP for the Magino open pit Mineral Resource estimate is Mr. Jeffrey Volk, CPG, FAusIMM, Director of Reserves and Resources for Alamos Gold Inc.
•Totals may not match due to rounding.
Summary of Island Gold District Mineral Reserves – as of December 31, 2024

Category	Tonnes and Grade		Contained Gold
	Tonnes (kt)	Gold Grade (g/t)	(koz)
Island Gold Proven Probable Sub-Total Underground	821 10,947 11,769	11.82 10.78 10.85	312 3,795 4,107
Magino Proven Probable Sub-Total Open Pit	22,163 54,710 76,873	0.88 0.92 0.91	626 1,613 2,240
Total Island Gold District Proven Probable Total Mineral Reserves	22,984 65,657 88,642	1.27 2.56 2.23	938 5,408 6,347
Notes:
•CIM definition standards for Mineral Resources and Mineral Reserves (2014) were used for reporting of Mineral Reserves.
•Mineral Reserves are estimated using a long-term gold price of US$1,600 per troy ounce. The exchange rate used was 1.00 C$ = 0.75 US$.
•Underground Mineral Reserves are estimated at cut-off grade of 2.95 g/t gold for developed areas and 3.78 g/t gold for undeveloped areas.
•Underground assumptions include:
A minimum mining width of 2.80 m.
A specific gravity value of 2.78 t/m3 was used for all zones
Planned dilution ranged between 15% and 35% depending on mining objective, method and zone at an average grade of 0.5 g/t gold.
Mining recovery ranged between 50% and 95% depending on mining objective, method and zone.
Average gold recovery estimated as 96.5%.
Cut-off value of C$ 251/t, inclusive of costs for mining, processing, G&A, refining & transport, and royalties.
•Open pit Mineral Reserves are estimated at a cut-off grade of 0.30 g/t gold.
16 | Alamos Gold Inc.

•Open pit assumptions include:
A 1.0-metre dilution skin applied to above COG block sides adjacent to below COG blocks. Dilution grade is applied per the grade present in below COG blocks.
Gold recovery is variable per a recovery algorithm. At COG, metal recovery is estimated as 82.6%.
•Effective date of Mineral Reserves is December 31st, 2024.
•The QP for the Island Gold underground estimate is Mr. N. Bourgeault, P.Eng., Alamos Gold.
•The QP for the Magino open pit estimate is Mr. C. Bostwick, FAusIMM, Alamos Gold.
•Totals may not match due to rounding.

Mining Operations
Island Gold Mine
The primary access for personnel and material at the Island Gold Mine is via a spiral ramp from the Lochalsh portal at surface. This main ramp splits in two at the 410 m level to access the Island Gold Lower Zones sector and the Extension 1 sector on the east side. The main ramp (accessing Island Gold Lower Zones) splits in two again at the 740 m level, where one ramp continues towards Island Gold Lower Zones and the other progresses west at depth to enable mining of the Island Gold West Zones.
The primary extraction method is longitudinal long hole retreat mining with a maximum panel length fixed by a hydraulic radius of 6.0 m. Sub levels are fixed every 22 m to 26 m. In 2019, transverse long hole mining was introduced in areas where the orebody widths warranted it. After ore extraction, stopes are backfilled with unconsolidated waste rock fill. In 2019, the mine implemented cemented rock fill in some areas to increase the recovery of ore pillars and increase the long-term stability of certain mined-out areas. Alimak mining is used in a small portion of the Mineral Reserve. The Island Gold ore is brought to the surface by haul trucks using the ramp system.
All mining, except for raise development, is undertaken by Island Gold employees.
Magino Mine
The Magino mine is a conventional open pit mine. Mine operations consist of drilling small to medium diameter blast holes, ranging from 11.4 cm to 20.3 cm and blasting with explosive emulsions. Ore mining is with two 7 m3 hydraulic excavators (backhoe configuration) to provide better selectivity and control of mining dilution. There are also two 15 m3 hydraulic shovels for bulk mining of waste areas. A large wheel loader is available as a backup loading unit and to rehandle ore stockpiled at the crusher. Most of the haulage is with 140 mt class trucks. Ore is being delivered to the primary crusher north of the pit, and waste to the Mine Rock Management Facility, west of the pit. A significant amount of the waste is being used in the construction of the Tailings Management Facility (TMF), also located west of the pit. There is a small low-grade stockpile facility to store material for processing during the last few years of commercial milling operations. There is a fleet of track dozers, motor graders, small loaders, and water trucks to maintain the working areas of the pit, waste storage areas, and haul roads. The mine operates two 12-hour shifts per day for 365 days per year.
Processing and Recovery Operations
In July 2025 Alamos placed the 1,200 tpd Island Gold mill, with the exception of the crushing circuit, on care and maintenance and switched to using the Magino mill for processing all the Island underground and Magino open pit ore. The Island Gold ore is hauled by truck to the mill stockpile located approximately 0.8 km from the portal of the ramp. The ore from the stockpile is crushed by a jaw crusher at the existing Island mill followed by crushing and
17 | Alamos Gold Inc.

sampling in a secondary cone crusher. Island underground ore is then hauled to Magino mill over a dedicated 2.5 km haul road.

Flowsheet development and design criteria for the Magino mill were based on the interpretation of the metallurgical test work results presented in Section 13 of the Island Gold District Technical Report.

The process plant flowsheet design utilizes primary and secondary crushing followed by a semi-autogenous grinding (“SAG”) mill and ball mill for comminution of ore. The SAG mill discharge is classified with a trommel screen to return oversize to the SAG mill feed. Ball mill discharge is in closed circuit with cyclones for classification and a gravity circuit to remove coarse gold. Prior to the leaching and CIP circuit, the ground product (cyclone overflow) is thickened in a pre-leach thickener to reduce the slurry volume and reagent requirements. The thickener overflow solution is recirculated to the process water tank for re-use as process water. The thickener underflow is pumped to the leach circuit, dosed with lime, oxygen and cyanide, leached for 30 hours, and then flows into the CIP circuit to recover dissolved gold and silver from the leached slurry.

Loaded carbon from the CIP circuit is acid washed, followed by carbon stripping using an AARL (Anglo American Research Laboratories) elution circuit and electrowinning circuits to recover the gold and silver. Gravity concentrate is processed via intensive leaching and its own electrowinning cell. Carbon is reactivated prior to return to the CIP circuit, with smelting of the filtered electrowinning sludge to produce gold doré. CIP tailings are pumped to the cyanide destruction tanks to reduce the Weak Acid Dissociable cyanide (CNWAD) concentration to acceptable environmental levels prior to pumping of the plant tailings to the TMF.

The Magino mill is expected to ramp up to 11,200 tpd of combined Island underground and Magino open pit ore by the end in the third quarter of 2025. The Magino mill is currently being expanded to a capacity of 12,400 tpd with the construction of additional leach tanks, a larger elution circuit and a gold room. As well, a pebble crusher and auxiliary mill are being added in the expansion, expected to be completed in late 2026.
Infrastructure, Permitting, and Compliance Activities
The Island Gold Mine infrastructure includes a primary tailings pond, secondary settling pond, the Kremzar mill, recently put on care and maintenance, the Lochalsh ramp and portal, mine access road, and hydro-electric power lines, all of which are located on the property. An office, core logging, storage facility, and a mine dry are also located on the previously producing Kremzar mine site. The primary tailings pond, which is located west of the Kremzar mine, is a fully permitted tailings area. The tailings and waste rock have been tested and are not acid generating. As Island underground ore is now processed in the Magino mill, with tailings deposited in the Magino TSF, no additional lifts will be required at the Island TSF. All permits for mining and milling operations have been maintained.
The Magino infrastructure includes a 10,000 tpd mill, currently being expanded and for which a new tailings lift is being constructed, explosive magazines, water control structures and facilities, office and a truck shop currently under construction
Power for the Magino site is supplied by an Alamos owned and operated on-site natural gas fueled power generating plant. The power plant can generate 100% of Magino’s requirements and can be augmented by drawing up to 4 MWs of power from the local Algoma Power Inc. system at a lower cost. Alamos is currently constructing a 115 kV connection to Hydro One to supply power to the District. The gas fueled generating plant will be placed on standby upon completion of the 115 kV line.

18 | Alamos Gold Inc.

Alamos currently has in place all permits required for operation of the existing assets at planned 2025 operating levels. With respect to expanded production, relevant regulatory agencies for the anticipated District permitting needs include the provincial Ministry of the Environment, Conservation and Parks, Ministry of Natural Resources, Ministry of Ministry of Energy and Mines. There may also be permitting requirements from the Federal Department of Fisheries and Oceans and the Impact Assessment Agency of Canada if Alamos triggers any substantial changes to the current federal environmental assessment.
All permitting activities will cover modifications and/or additions to the site including but not limited to:
•Increased production rates;
•Updated water management and effluent discharge strategies;
•New air and noise discharges;
•Infrastructure additions/modifications related to the paste fill plant and new shaft area;
•New access roads;
•Aggregate sources; and
•Potential impacts to terrestrial habitats and natural water bodies including related fisheries resources.
The Company has recorded an asset retirement obligation liability of $47 million, which it expects to settle during mining and on closure.
To date the following Indigenous groups have been identified as having varying degrees of interest around the District: Batchewana First Nation, Garden River First Nation, Metis Nation of Ontario, Michipicoten First Nation, Missanabie Cree First Nation, and Red Sky Metis Independent Nation. Agreements are in place with all these groups
Capital and Operating Costs
Actual Island Gold results for 2023 and 2024 and Island Gold District guidance for 2025 production, operating costs, and capital are summarized below.

		2023 Actual	2024 Actual	2025 Guidance(2)
Gold Production	(ounces)	131,400	155,000	275,000 - 300,000
Total Cash Costs(1)	($/ounce)	669	592	725 - 775
Mine Site All-in Sustaining Costs(1)	($/ounce)	1,017	865	1,100 - 1,150
Capital	($ millions)	222.0	244.6	350 - 385
Capitalized Exploration	($ millions)	11.1	12.4	20
Mine Site Free Cash Flow(1)	($ millions)	(68.2)	12.2	N/A
(1)Refer to Non-GAAP Measures and Additional GAAP Measures on page 22. Detailed reconciliations of the non-GAAP measures to measures under IFRS for the years ended December 31, 2024, and 2023 can be found in the Company’s MD&A for the year ended December 31, 2024, as available on www.sedarplus.ca.
(2)2025 Guidance is for the Island Gold District, including both Island Gold and Magino
19 | Alamos Gold Inc.

The Magino Mine was acquired by the Company on July 12, 2024. Actual results for 2024 operating costs, and capital are summarized below and reflects the Company’s ownership period starting July 12, 2024.

		2024 Actual
Gold Production	(ounces)	33,000
Total Cash Costs(1)	($/ounce)	1,836
Mine Site All-in Sustaining Costs(1)	($/ounce)	2,824
Capital	($ millions)	36.4
Capitalized Exploration	($ millions)	2.2
Mine Site Free Cash Flow(1)	($ millions)	($40.2)
(1)Refer to Non-GAAP Measures and Additional GAAP Measures on page 22. Detailed reconciliations of the non-GAAP measures to measures under IFRS for the years ended December 31, 2024, and 2023 can be found in the Company’s MD&A for the year ended December 31, 2024, as available on www.sedarplus.ca
Cautionary Note Regarding Forward-Looking Statements and Information
The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this Information Statement. No stock exchange, securities commission or other regulatory authority has approved or disapproved this Information Statement.

This Information Statement contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. All statements and information, other than information and statements of historical fact, which address events, results, outcomes or developments that Alamos Gold Inc. (“Alamos” or the “Company”) expects to occur are, or may be deemed to be, forward-looking and are generally, but not always, identified by the use of forward-looking terminology such as “expect”, “assume”, “believe”, “anticipate”, “intend”, “potential”, “proposed”, “plan”, “objective”, “predict”, “estimate”, “scheduled”, “continue”, “ongoing”, “likely”, “future”, “forecast”, “budget”, “target” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements and information contained in this Information Statement are based on information available to Alamos at the time of its preparation; expectations, estimates and projections as of the date of this Information Statement; assumptions, conditions and qualifications as set forth in the Information Statement; and data, reports and other information supplied to Alamos by third party sources.

Forward-looking statements and information in this Information Statement may include, without limitation, guidance and information as to strategy, plans, expectations or future financial or operating performance, pertaining to, or anticipated to result from, the Island Gold District, such as expectations, assumptions, estimations and guidance regarding: integration of the Island Gold and Magino operations; Mineral Resource and Mineral Reserve estimates; mine and reserve life; Island Gold District project infrastructure; sufficiency of Company rights and resources for planned mining operations; project-related risks; project economics; estimates of capital and operating expenditures; construction of the 115kV powerline; mined and processed gold grades and weights; gold and other metal prices; foreign exchange rates; royalties; gold metallurgical recovery rates; mining methodologies and results; equipment requirements; recovery methods; use and expansion of the Magino mill; mining, processing and milling rates; production rates; exploration; permitting; and other statements that express management’s expectations or estimates of future performance, operational, geological or financial results.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
20 | Alamos Gold Inc.

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: assumptions and parameters underlying the life of mine not being realized; a decrease in the future gold price; discrepancies between actual and estimated production; discrepancies related to the impact of various capital projects and the anticipated benefits therein; required capital investments; estimates of net present value and internal rate of returns; changes to tax rates; the accuracy of or changes to current estimates of Mineral Reserve and Mineral Resources changes to capital and operating cost estimates and the assumptions on which such estimates are based; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to illnesses, diseases, epidemics and pandemics; the impact of any illness, disease, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any regulatory responses to any illness, disease, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, disease, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly CAD, MXN, USD and Turkish lira); the impact of inflation and any tariffs, trade barriers and/or regulatory costs; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with expansion and construction activities at the Company’s mine sites and development projects and/or the development or updating of mine plans; risks associated with the start-up of new mines; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; political and economic developments; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this Information Statement are set out in the Company's latest 40-F/Annual Information Form and Management’s Discussion and Analysis under the heading “Risk Factors”, which is available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this Information Statement.
Cautionary Note to U.S. Investors
Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada. Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this document have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities
21 | Alamos Gold Inc.

Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Alamos may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Alamos prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Alamos reports are or will be economically or legally mineable.
Cautionary non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Mine site free cash flow” is a non-GAAP measure which includes cash flow from operating activities at, less capital expenditures at each mine site. “Total cash costs per ounce”, “all-in sustaining costs per ounce”, “mine-site all-in sustaining costs”, and “all-in costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects mining and processing costs allocated from in-process and doré inventory and associated royalties with ounces of gold sold in the period. Total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “Mine-site all-in sustaining costs” include total cash costs, exploration, and sustaining capital costs for the mine-site, but exclude an allocation of corporate and administrative and share based compensation. “Capitalized exploration” are expenditures that meet the IFRS definition for capitalization and are incurred to further expand the known Mineral Reserve and Resource at existing operations or development projects.
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are detailed in the Company’s Management’s Discussion and Analysis available at www.alamosgold.com.
Qualified Persons

Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a “Qualified Person” within the meaning of NI 43-101, has reviewed and approved the scientific and technical information contained in this Information Statement.
22 | Alamos Gold Inc.